Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Giddy, Inc. (d/b/a/ Boxed)

Commission File No. 001-39817

Date: July 9, 2021

On July 7, 2021, in connection with the previously announced proposed business combination (the “Business Combination”) between Seven Oaks Acquisition Corp. (the “Company”), Blossom Merger Sub Inc., Blossom Merger Sub II, LLC and Giddy Inc. (“Boxed”), Chieh Huang, the Chief Executive Officer of Boxed, was interviewed on Benzinga’s Stock Market Live segment SPACs Attack. A copy of the transcript of this interview is set forth below.

SPACS ATTACK BENZINGA STOCK MARKET INTERVIEW TRANSCRIPT

Wednesday July 7, 2021

Chris Katje:

All right, guys, super excited. Another exclusive interview here on SPACs Attack. Joining us on the show today, we have Chieh Huang. He is the co-founder and CEO of Boxed, company going public with Seven Oaks Acquisition Corp. That ticker is SVOK. Welcome to SPACs Attack, Chieh.

Chieh Huang:

What's going on, Chris? What's going on, Mitch? It's great to be here.

Mitch Hoch:

Welcome. Welcome.

Chieh Huang:

Avid viewer, honored to be the first-time guest here, so-

Mitch Hoch:

As long as-

Chieh Huang:

... I'm ready for it.

Chris Katje:

We're so happy to hear that. Awesome.

Mitch Hoch:

As long as we got a little bit into the future. We're not on dial-up, connection is good.

Chieh Huang:

It's also going to be hard to follow what you guys were talking about with Nicola there, so-

Mitch Hoch:

Hey, hey.

Chieh Huang:

... I'll try my best though. It's a hard act to follow.

Mitch Hoch:

Well, definitely, definitely. One of the things that we like to do is definitely unlock SPACs, so let's go ahead. Let's get into some questions. Chris, knock some out, and I'll be back with some of my own.

Chris Katje:

Awesome. Chieh, We're SPACs Attack. We talk all things SPACs and former SPACs, so the big question we always like to start with is why a SPAC deal to bring Boxed public, and was a traditional IPO also a consideration for your company?

Chieh Huang:

Sure. It was also a consideration for the company, but when you look at the SPAC product, I do think we will be the poster child of how to use that product and that path to public in the right way. So, two main reasons why we did it. One is the quantum of capital that we could raise. So, when you look at the PIPE that we raised, as well as the money that SVOK has in trust, you really have a quantum of capital of over $300 million depending on redemptions. And so, that ability to raise over $300 million potentially, not available to us if we went the traditional way through a traditional IPO.

Chieh Huang:

Second is also how can we tell the story about the future? So, when you look at Boxed, there's some really exciting business units that are growing, one is our B2B business. After we took a hit to it last year because of COVID, that business is now growing again, and so what does that look like into the future? As well as that software business that you talked about when we announced the deal a few weeks ago. Selling the software that underpins our entire business, like everything that you see behind me right now, that's also a business that just got started. We filed the traditional S-1, went on a traditional roadshow. We just really couldn't tell that story the way that we wanted to.

Chris Katje:

Perfect. I love the background. You're there at work showing us the behind-the-scenes experience now. You dove in a little bit to some of the specifics, and we'll get to that later on, but for viewers out there who don't know Boxed, give us the brief summary of what Boxed is all about.

Chieh Huang:

We are an e-commerce wholesaler, as well as an e-commerce enabler. On the e-commerce wholesale side of the business, we service businesses around the country, consumers around the country, looking to stock up on bulk consumables. So think Oreo cookies, disinfecting wipes, toilet paper, paper towels, all those things that you need to not only manage your household, but also your businesses as well, and we deliver that to anywhere in the lower 48 states.

Chieh Huang:

All the technology that powers that business, from the front-end e-commerce systems, to the inventory management system, warehouse management system, and even the robots that we use these days are engineered and built by us. All that technology is now packaged up and powers our e-commerce enablement side of the business where we're beginning to license that technology to big enterprise retailers around the world. So, e-commerce wholesale, e-commerce enablement is basically what Boxed is about.

Chris Katje:

Perfect. That business to consumer business is the one that people might know the best.

Chieh Huang:

Sure.

Chris Katje:

Over 450,000 customers, an average order value of $96 in 2020. Can you just break down some of the dynamics of this business? Who are some of the customers, how are you growing customers in this segment in the B2C industry?

Chieh Huang:

Yeah. I love the fact that you mentioned where we were last year when it comes to not only customer count, but average order value. AOV is so key on how we differentiate ourselves between all the other players out there and also why we built our own technology. The average basket for a B2C customer, the average has eight items in a single order, eight bulk items in a single order.

Chieh Huang:

If you think about your own shopping habits online anecdotally, or if you just look at all of your orders over last year, it's rare that you're getting eight items at once shipped to your house. The technology to power that, the fulfillment processes to power that, it's all custom to us. Not out of luxury, but out of need because not a lot of folks are shipping that much. Because we're packing so much into that single box, it allows us to actually make some money on a gross margin side of things, even though we traditionally ship and sell "lower margin" items like cookies, paper towels, and such.

Chieh Huang:

One other thing to note is that most folks equate us with, oh Boxed, it's an online consumables bulk wholesaler, it must be bi-coastal. We have a great business on the coast, but actually if you look in some of the slides that we put later in the presentation that you have up, our recent survey counted almost 70% of our customers that responded were actually from small towns across the Midwest or rural counties all across the country. And so for us, that's a very differentiated demographic that's underserved traditionally by e-commerce.

Chris Katje:

Definitely. I see in the presentation, we see obviously some big name items, right? We see well-known brands like Heinz, Bounty, and others. But one of the slides that stuck out to me is this Prince & Spring private label. Obviously, we know some private label brands can bring better margins, and so can you talk a little bit about this private brand that Boxed has and can recommend to customers ordering from the platform?

Chieh Huang:

Yeah. It's another great bright spot for the company. It started off life as Prince & Green. It was a corner of our office back in the day. But as we thought about filing the trademark, someone raised their hand very astutely in the meeting and was like, "I think there's already a P&G out there, boys." So, we actually went and changed it to Prince & Spring. I know they never intersect in New York City, for all the Manhattanites out there, but it was the closest intersection we can get.

Chieh Huang:

Prince & Spring is our private brand. As you can see from the slide, it's only 7% of our SKU count. We do limited SKU to make browsing easier, so it's already limited in terms of SKU count, but 7% of that already limited SKU count is not a lot of SKUs, so it's about 100 plus actual SKUs or items. But on 7%, or on just 100 items, it accounts for almost 14% of our business sometimes fluctuating up to 20% of our business. We control the supply chain, we control the margins, and so it is a very good bright spot in our B2C and B2B business.

Chris Katje:

Awesome. And then so you mentioned the B2B business a little bit. That's a segment that it looks like saw strong growth prior to the COVID pandemic. Obviously that disrupted the business a little bit with many people working from home, businesses shut down. It looks like you guys though are ready for that business to come back, so can you talk a little bit about the post-COVID recovery of that business to business growth that the company had been seeing?

Chieh Huang:

Yeah, it's a real good tie back to your original question when I first joined here, Chris, on why SPAC? When folks think Boxed, it's like, "Oh yeah, I ordered bulk toilet paper from there last year in the middle of the pandemic," so our B2C business grew at a great pace. But at the same time, our B2B business, which traditionally was almost a quarter of our business, actually took a real big hit. Saw some big headwinds because of, like you said, folks are generally working from home, the airlines that we service just weren't flying as much. And so being able to tell the story of how that looks in recovery mode, as we go into '21, as we go into '22, was really a story that we can only tell through an S-4 and through the SPAC way of going public.

Chieh Huang:

But overall, we service small to medium-sized businesses. If you think about how they work these days, you walk into your typical office, the office manager, he or she is no longer that worried about ink and toner or paper and pens, but they're really thinking about coffee and pantry. Like if we'd run out of paper here, everyone says, "Okay, we'll go get more paper." If we run out of coffee and snacks in the office, this place is going to burn down by 5:00 PM, and so people will have their pitchforks out. And so really servicing those SMBs with coffee and those supplies to run their business is what we do, as well as the enterprise in Fortune 500 and Fortune 100 companies.

Chieh Huang:

So, we saw huge tailwinds in B2C, huge headwinds in B2B, but we're already seeing the country recover, so we're going to be a part of that recovery trade, we believe.

Mitch Hoch:

No, no, no on the no coffee. That's a no.

Chieh Huang:

I think you guys would just walk off the set if there's no coffee [crosstalk 00:25:27]-

Chris Katje:

I can only imagine a place with workers and when you don't have coffee, so that's a great point there. On the flip side of the negative impacts of the pandemic, one thing we've definitely heard more of is the shift to online retail. And one of those areas that it looks like was under penetrated was online grocery where the US is actually lower than the UK and China, according to your presentation. Can you talk a little bit about how the US online grocery segment is growing and maybe how the pandemic increased the rate of expansion here?

Chieh Huang:

Yeah. If you just look at that industry, it's going to be about a 20% CAGR. There's folks that are a little bit under that. We're projecting out way more in terms of that industry, but thereabouts, you see the number that we put up here, it's about 20%, we believe. And if you look at where we are today versus the UK versus China, we're still relatively under-penetrated, so there's still a lot of room to go in a gigantic $100 billion dollar market today.

Chieh Huang:

And so when you think about over the forecast geared into 2024, it's going to be closer to a $200 billion plus market. And so we think as long as we get our fair share, as long as the other big folks are also getting their fair share, there'll be a lot of growth to go around here, and it won't be, hey, the US market is ahead of everyone else and who knows where the market goes. You can look at a litany of other countries where online grocery has seen outsize growth compared to the US, and we think that will be the future here as well.

Chieh Huang:

So again, it's not a zero sum game. If you just look at the offline world, Costco didn't have to beat Walmart to build a very big business. Chewy didn't have to beat Amazon to build a very big business as well. We feel like the market's going to be so much, so big, and so much money is spent online in grocery these days, that it won't be a winner-take-all game. Folks will buy food in different outlets.

Chris Katje:

Perfect. With going public, you now have the money coming in from the SPAC merger, an easier access to capital here. One of the things I see in the presentation is adding fulfillment centers. Can you talk a little bit about ... So, I'm here in Michigan. If I place an order with Boxed, how quickly does that arrive, and how can more fulfillment centers maybe help with shipping times and accessing more customers in the US?

Chieh Huang:

Shipping times and shipping costs as well. Right now we service about 91% of the country in two days or less, about 43% overnight. Free shipping all via ground because we cut up the country into different zones, so you would only shop your local fulfillment center. We're here in New Jersey right now. Folks that shopping out in Las Vegas, they're going to shop the Vegas fulfillment center. They're not going to see anything in our East Coast fulfillment center. But as we build more fulfillment centers from the three we have today to eight in the forecast period as we outlined, what you're going to find is the shipping time is going to decrease. We'll start to cover a majority of the country or a vast majority of the country overnight, again, all with ground and free shipping above certain thresholds depending on how much you spend.

Chieh Huang:

What we also find that that will help us do is because we're cutting the country up into smaller zones, the packages have to travel less and we get charged less, and we'll be able to pass along some of those savings along to our customers as well, and hopefully be able to grow our margin. The last thing there is that, remember, we build our own technology, even down to the fulfillment automation robotics, and so we can get into our newest fulfillment centers, the ones that are fully automated by our robots for less than a million bucks. And so, as you look at the financial forecast, a lot of folks who were shocked as we were doing the roadshow where, "Where's the CapEx? That you must be missing the CapEx line here." No, the CapEx line is there, it just only cost us about a million bucks to get into a FC because we write the software, we build the hardware, so it's whatever it costs us to buy those raw materials.

Chris Katje:

Perfect. I know Mitch has some great questions on the technology side of things. One more from me before I turn it over to Mitch with those questions. We see in the presentation a goal of $1 billion in sales by 2026, can you just walk us through some of the big picture items? How does Boxed get to $1 billion in sales? What's the growth plan and maybe some plans for mergers and acquisitions down the road?

Chieh Huang:

Absolutely. When you look at us, again, I hope I think will be viewed in the future as, hey, this was a prime candidate why the SPAC product is good for the world and for the financial markets. This was a prime candidate partially because what we want to show the public is that we're going to just grow at the same CAGR we were growing at. So if you look back three, four, five years, we were growing at that 30 plus percent CAGR to where we are today. So after a wonky year in 2020, after $300 million injected into the company, we believe, and we think reasonably so, that we'll continue to grow at that 30% CAGR.

Chieh Huang:

The gross margin side of things as well, that's also very important. 14% in 2020 after shipping, after dunnage, after all those costs, that was actually negative 13 when you go back to 2016. So, we've grown that by many, many percentage points. Now that we're starting to sell our software, now that we're getting to scale, another 16 points, we think it's achievable. It's actually less than what we achieved over that same forecast period in our last three to four years.

Chieh Huang:

So again, when you look at, and I really encourage everyone to take a look at the materials. It's a very simple kind of business plan that we have set forth, additional head count in terms of allowing us to have more sales folks in the B2B side of things, selling more software, actually having a consistent budget for marketing, these are all really simple things that we've had inconsistent access to over the years. That with $300 million, we're going to have pretty consistent access to in the coming four to five years.

Mitch Hoch:

All right. I'm going to go ahead and jump in here and just talk a little bit about the tech. Let's start talking a little bit about the comprehensive in-house and how it's a complete platform here from the storefront all the way to automation, and I think this is really important. I mean, we always move towards more automation and convenience to go ahead and help those margins. How do you guys achieve this-

PART 2 OF 4 ENDS [00:32:04]

Mitch Hoch:

And go ahead and help those margins. How do you guys achieve this complete and how's it really going to help the business in the long run? Especially the automation side.

Chieh Huang:

Yeah, it's been a long journey. So when we sat in the garage, when we first started almost eight years ago, we didn't have any of this technology. All we had was a giant button that took the website down in case we got overloaded with orders. On day one, we didn't get overloaded with orders and so that button didn't need to be used. And so maybe there's a bit of hubris of why we designed that button in the beginning.

Chieh Huang:

But throughout the history of the company, and what we found is that our key value proposition to consumers, as well as investors is our large baskets, eight items on average for B2C, 15 items on average for B2B clients. And that excludes the enterprise. Enterprise, they're ordering truckloads of things. And so when you think about eight items per basket, 15 items per basket, not a lot of folks are doing that.

Chieh Huang:

So we had to develop that technology from scratch. So everything you see here, storefront, BizOps, the seller tech, the ad tech, the ad platform that we built where folks like P&G can come in and, and invest $100,000 dollars into cost per click, kind of at the point of spend, ROI positive ad spend. We all built that ourselves even down to the automation.

Chieh Huang:

So that allows us ultimate flexibility in how we are able to architect the platform. Simple things like coming onto our site and seeing the expiration date of the item you're going to sell. No other retailer that I know of in America has the technology or the wherewithal to do that today. Sounds simple, but because we built it all in-house it allows us to do that. Of course, automation and being able to take fingerprints and footsteps out of the equation, increase safety as we send these boxes out the door. Also increased margin for us as we begin to automate and further automate our fulfillment centers. So all of that combined allows us... Or is enabled by us building that tech ourselves.

Mitch Hoch:

Yeah. Great. It's great to have an ecosystem. Let's go ahead and let's get into the next slide here that I want to talk about, which is of course the opportunity here. And a service as service here. So one of the things that I really focus on is always trying to create that, that revenue. We can have reoccurring revenue, I mean, who doesn't like to see that at the bottom line. So of course this opportunity is massive. Let us know how you guys are really trying to attack this. And of course, coming out of the pandemic when we're starting to see the companies really start stepping in.

Chieh Huang:

Yeah. I hope all the folks out there watching this and are going to watch this on the replay, really pay attention to this slide and this part of our business. Because we think that you get not only exposure to a traditional e-commerce and e-commerce wholesale, but the delivering of goods, but also the enablement of e-commerce for other companies, like the other e-commerce platforms out there. So this is really important for us.

Chieh Huang:

So because we built all that technology, that end to end technology ourselves, what we found ourselves is in a position where some folks were calling us and saying, "Well, there's not too many people I can call out there that has robotics, warehouse management, software, inventory management, software, that data models, an ad platform, front end, kind of website and app. I can't access that with one call." You can call different front end e-commerce providers, whether... If you're a small to medium sized business, whether it's Shopify or big commerce or any of these other folks. But that end to end system with one call, we feel like there's not a lot of folks out there.

Chieh Huang:

You basically count of course, Boxed, Ocado in the UK is another big one out there. So we think there's a lot of legs to this. Our first client here. This is not vaporware, our first client is already signed. Earlier this year, we signed with one of the largest retailers in the world, one of the largest retailers in Asia called AEON group, A-E-O-N $83 billion retailer. Did a fulsome RFP, looked around the world for technology and picked us. And we're going to launch with Malaysia, with them in just a short time here. So we're projecting out $12 million in just our first year of selling software.

Mitch Hoch:

Excellent. Excellent. Yeah. And I mean the future is definitely looking great all the way up until I think it was... We can come down and make sure here. There it is that 2026 target of 106, definitely going to be watching that as we continue to move forward. Next question that I have is going to be moving into the evaluation here. Let's go to slide 38 here and let's take a look here.

Mitch Hoch:

What I want to talk about here is when we talk about multiples, because EV multiples here in 2021 revenue is really a focus major in this market. I mean, when we look at it, I'd kind of compared... We're not talking about Pets here, but I like the Chewy comparison just because it's kind of a fully online option for you. And then you can go and then get kind of a bulk options that they've been working on that bundles and stuff like that. So I do like that 3.8 towards 3.0. How are you guys able to accomplish this discount? And I'm sure SVOK wasn't too mad about this.

Chieh Huang:

Yeah. When you guys announced the deal on the show I was watching and I was like, "We made it, we're on SPACs Attack, man." And this was something you guys pointed out. I think Chris pointed it out. He's like, "Wait a minute, I'm reading this. And the more I'm reading it, I like it because of this valuation."

Chieh Huang:

So we think there's a lot of upside here in terms of where we're coming out to market with. And so hopefully folks agree with us as well. When you look at kind of that Chewy comparison there, if we're successful in building just the Chewy for humans, I think when you look back at the 600 plus million dollar EV, the pre-money EV that we're looking at, it's going to be, I think looked back on as pretty good value.

Chieh Huang:

And then you lop on some of the things that you saw on the right side there, some of the software comps, then it just totally blows it out of the water. And we think, again, folks are getting to both because we have not only the physical side of selling items, but also the selling of the software that underpins that business. So we think it's a pretty good valuation and a fair valuation.

Mitch Hoch:

Definitely, definitely. Don't forget about that 42.3% revenue CAGR, I definitely like those numbers from my financial guys out there. Let's move into something a little bit more fun. What I love, the customer service side, because I think this is so important in a business like yourself. So slide 18, I think, is really great to look at. Because at the end of the day, loyalty is going to be so important. Having those sticky customers in a business like this is what it's all about. Because once you... The same way, we try to build a loyal viewers for SPACs Attack we want to go ahead and give them that value and then them come back. So let us know how's the loyalty here? I mean, 92% that's as good as it gets here on the chart. So let us know.

Chieh Huang:

Yeah. So when you look at an even more objective kind of reading, our net promoter score. Our most recent read was a 69, which is really high when it comes to kind of anyone selling physical goods out there. And so we're really proud about that. The stickiness is good for our business. When you look at, especially the B2B customer, it's really, really good. Just because when you think about businesses, once they order these things, they have their credit card on file. We deliver it to them on time in full. And there's that kind of win-win scenario that makes not only B2C, but especially B2B very, very sticky in terms of a customer base.

Mitch Hoch:

Definitely, I'll point out one message on here that really stood out to me, right here. "Thanks to Boxed Wholesale ordered this last night, arrived in less than 24 hours. Now our league stocked concessions before the season starts." So I think, moments like that you definitely helped them out. I mean, I remember going to the concession stands. I want my concession stand stocked up. So I think that's definitely a solution.

Chieh Huang:

So this is why I love the show. You guys actually read the materials and you guys kind of like dig in. And you're reading that exact quote there. And you might think out there, anyone watching this, "Well, why would anyone use Boxed? Can't I go on Amazon or can't I go..." Well, there's a perfect example, that concession stand, they're going to probably order $500, maybe $1,000 worth of snacks from us.

Chieh Huang:

And when you think, "I got to stock up a full concession stand." A lot of folks don't generally... A lot of folks, their initial reaction is not to shop the regular places where they just buy a single box of cracker jacks and get it delivered in two days or less. So that wholesale experience, that's a perfect, perfect use case. Especially if they're living out in rural areas. What else do they have really have access to? There's not a physical Costco, probably close to them. There's not a physical Sam's Club close to them. And so we are that stop gap for a lot of folks out there that are sometimes heavily ignored.

Mitch Hoch:

Yeah. I love the hashtag, feed the players. So it looks like you fed the players. So I think they'll definitely appreciate that.

Chieh Huang:

We did. And know last year we had a lot of those in terms of customer service tickets that said, "You're a lifesaver." Because we got people toilet paper. And so I never in a million years would've thought that would have been the case. But look where we are, man.

Mitch Hoch:

Hey it was gold, it was liquid gold.

Chieh Huang:

It was funny because we also... I also got messages from middle school friends, high school friends, I hadn't talked to in years who were texting me, it's like, "Hey, listen brother, we haven't talked in years, but [crosstalk 00:41:25] toilet paper?"

Mitch Hoch:

You got that paper? You got that paper, man?

Chieh Huang:

I was like, "Yes, I do." And I'll drop it off at your house in this shady back alley deal. But yeah, so it was a wild year for us.

Mitch Hoch:

So just leading away and segueing into, let's just take a look at the customers. And so what would you describe as your average customer? I mean, we have different segments here, but what would you describe as the average customer?

Chieh Huang:

Yeah, so our average customer these days does not actually live in an urban area. So a lot of the folks out there that say, "Well, I have all these different options." That's great. If you live in an urban area, even like I do there are quite a few options. But especially as you go out into the deep suburbs, small towns, and especially if you go out into rural areas all across the country, that's becoming a core customer these days. Folks who don't have access to physical wholesale and because of the pandemic are starting to come online.

Chieh Huang:

So when you think about e-commerce and why it's growing so fast, Mitch, especially in grocery, it's not that tech savvy folks like me, you or the folks watching this today. We're like, "Oh my gosh, I suddenly discovered online grocery. What a great thing." We all knew about online grocery, we're tech savvy,, tech forward. We knew about it. It's actually a lot of the folks who traditionally didn't have access to online grocery, didn't think online first because there weren't great options that are beginning to come online. And we think that's going to be a good tailwind for us.

Mitch Hoch:

Yeah. One of the things is you don't know until you try it. One of those kinds of things. And a lot of things like that are in life. We don't know the convenience of it until we actually try it. And then we're like, "Man, that was pretty convenient."

Chieh Huang:

So Mitch what you were saying before about the dial up. Like, I don't think anyone who is from that era, will ever forget the first time they dialed in, there was like that sound. And you're just like, "Oh my gosh, I just broke my machine."

Mitch Hoch:

Like what's going on.

Chieh Huang:

Yeah, and then you got on to whatever, a BBS board or AOL or Sierra, whatever you guys were using back then. I mean, it was just a magical experience. And I think it's the same thing with technology time and time and again. The first time you get into an electric car, the first time you get into... Or first time you ever use your first smartphone. I still remember I was using a flip phone and then someone had an iPhone, 2G like the one with the silver back. And I was like, "What sorcery is this? I can't believe this is happening." And so I think with online grocery it's same thing. Very few people would shop online and think, "Wow, that was a really dumb thing. And this is going to go away." So, I think it's the future.

Mitch Hoch:

You could just think about it with clothes. I mean, there was at one point, I don't think there was a single person buying clothes online. But now majority of clothes is bought online. Shoes online, everything online. So what's not to say that we just continue to move forward and continue to move into the convenience. I know I use services to go ahead and fulfill my needs. And I think that we're going to continue seeing this trend grow. Let's go ahead and bring Chris back.

Chieh Huang:

One last thing there, Mitch. When you look at the adoption curves of e-commerce in different industries, they generally only go in one direction. You don't see like, oh, huge adoption. And everyone decided that was dumped by that online and then go down. So we think there's a lot of runway for us here.

Chris Katje:

Yeah. Perfect. Chieh I'm loving this interview full of energy, talking dial up, talking liquid gold with the toilet paper shortage, some great answers here. We have a couple of questions from the chat here. One of you already touched on, but I'm wondering if you can expand this is for one of our loyal, loyal viewers, John. He's wondering, "What does the new relationship with AEON all about? Providing total warehouse system and software for them? Or more?" Can you maybe just break down some of the terms of this?

Chieh Huang:

So John, great question. Great question from John. A question right back to him is did he smash the like button yet because Mitch say that every... And so it should be a rule from now on. If you didn't smash the like button, you ain't asking a question. I'm kidding. I'm kidding.

Chieh Huang:

But John, it is a great question. We've got asked a lot on the road. And so AEON big retailer for their Malaysia business unit as a first go at it. Their licensing, all the software that powers the box business, they're white labeling it, or we're white labeling it, and basically overlaying it their in store and online networks.

Chieh Huang:

So when you go into an AEON Malaysia mall or one of their supermarkets or their department stores, it's going to be boxed software that's really powering a lot of that omnichannel experience. We did not license the robotics to them just yet, but in the future you could definitely see that being potentially part of that package. So again, front end systems, inventory management, warehouse management systems, all the software. We're not building physical infrastructure for them, like physical warehouses for them or fulfillment centers. We're using our software to power that for them. So all the software that Boxed built white label for an enterprise client in Malaysia.

Chris Katje:

Perfect. And then one more question here from [NCal 00:46:42], another loyal viewer here. "What is their strategy to gain customers from existing big guys like Walmart, Costco and Amazon? Is it organically through promotions or paid ads?" Can you just break down a little bit of that customer acquisition targets for the company?

Chieh Huang:

Yeah. So traditionally word of mouth and folks just talking about us at the concession stand and at especially different, small to medium sized businesses, that was very heavy for us. When we now have access to all this capital that's about to come in, we're actually going to drive awareness. And so we traditionally haven't done big brand campaigns, big TV ads, and big kind of paid advertising campaign.

Chieh Huang:

So we think this is the first time we'll have access to the budget to really go deep into that. And so other people will be able to hear about us. So we've also heard, anecdotally, is that when we present Boxed to folks, they're like, Wow, this is probably one of the biggest revenue companies that I've never heard of. How did that happen?" Well, word of mouth and not having the amount of capital to really push marketing is partially how that happens. But now again, through the SPAC product, we're able to raise a lot of money and be able to actually spend consistently and smartly in paid advertising channels.

Chris Katje:

Awesome. Well, I think that's going to...

PART 3 OF 4 ENDS [00:48:04]

Chieh Huang:

Advertising channels.

Chris Katje:

Awesome. Well, I think that's going to do it for our questions, those questions from the chat. You guys heard it, Chieh said, smash the like. Another great interview here on SPACs Attack.

Chris Katje:

Chieh, I got to say, a big shout out to you for the praise of the show, for being a viewer, for saying you made it when you were mentioned on SPACs Attack. It's so great to hear CEOs that watch the show, that like the show. So I got to say my hats off to you for that as well.

Chris Katje:

So again, joining us on the show today, Chieh Huang. He is the CEO and co-founder of Boxed, the company going public with Seven Oaks Acquisition Corp. That ticker is SVOK. Thank you again, Chieh, for joining us on the show today.

Chieh Huang:

Thanks, gentlemen. I will be in the comment section in future shows, so watch out.

Chris Katje:

"Smash that like," just type that in the chat.

Mitch Hoch:

Watch out. Watch out, guys.

Chieh Huang:

[crosstalk 00:48:59]

Mitch Hoch:

We definitely appreciate it. We definitely appreciate it. Thank you.

Chris Katje:

Thank you so much.

Additional Information and Where to Find It

Seven Oaks will file with the SEC a registration statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination that, once declared effective by the SEC, will be mailed to its stockholders. Seven Oaks’ stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Seven Oaks’ solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about Seven Oaks, Boxed and the proposed business combination and related transactions. The definitive proxy statement/prospectus will be mailed to stockholders of Seven Oaks as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders will also be able to obtain copies of the Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022, Attention: Drew Pearson, Chief Financial Officer, (917) 214-6371. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Boxed and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement when available.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this communication may be considered forward-looking statements. The Company’s and Boxed’s actual results may differ from their expectations, estimates and projections and consequently, you should no rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Boxed’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination, the timing of the completion of the business combination and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to the Company’s stockholders and related registration statement on Form S-4, including those set forth under "Risk Factors" therein, and other documents to be filed with the SEC by the Company. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Boxed’s control and are difficult to predict. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements.